# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ardagh Metal Packaging S.A., CIK 0001845097
CUSIP: L02235106
Title of class of securities: Ordinary shares, with a nominal value of (euro) 0.01 per share
Address of issuer's principal executive offices: 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134
Date of event which requires filing of this statement: 08/12/2026
Amends the filing with accession number 0000947871-25-001032
Filed by CIK 0001689662
Persons authorized to receive notices and communications: Torsten Schoen, 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134, 352 26 25 85 55

## Reporting persons
- Ardagh Holdings S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 454,375,314; sole dispositive power 0; shared dispositive power 454,375,314; aggregate amount beneficially owned 454,375,314 (76.02% of the class)
  Comment: The percent of class was calculated based on 597,713,173 ordinary shares of Ardagh Metal Packaging S.A. (the "Issuer") outstanding as of July 31, 2026, based on information provided by the Issuer.
- Ardagh Group S.A. (CIK 0001689662): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 454,375,314; sole dispositive power 0; shared dispositive power 454,375,314; aggregate amount beneficially owned 454,375,314 (76.02% of the class)
  Comment: The percent of class was calculated based on 597,713,173 ordinary shares of the Issuer outstanding as of July 31, 2026, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, with a nominal value of (euro) 0.01 per share
Name of issuer: Ardagh Metal Packaging S.A.
Address of issuer's principal executive offices: 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on November 20, 2025 (the "Original 13D," and together with Amendment No. 1, the "Schedule 13D") with respect to the ordinary shares of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Ardagh Holdings S.A., formerly known as Yeoman Capital S.A. ("AHSA"), and Ardagh Group S.A. ("AGSA") (each, a "Reporting Person" and together the "Reporting Persons").

As a result of the Transactions (as defined in Item 4 in the Original 13D), AHSA became the owner of 100% of the equity interests in AGSA previously indirectly held by ARD Holdings S.A., and may be deemed to be the ultimate beneficial owner of the ordinary shares of the Issuer directly held by Ardagh Investments Sarl ("AIS"), a wholly-owned direct subsidiary of Ardagh Investments Holdings Sarl, a wholly-owned direct subsidiary of Ardagh Group Holdings Sarl, which is itself a wholly-owned direct subsidiary of AGSA (together, the "Intermediate Subsidiaries"). AGSA, ARD Holdings S.A. and Paul Coulson previously reported their beneficial ownership of ordinary shares of the Issuer indirectly held by AGSA through the Intermediate Subsidiaries on Amendment No. 3 to Schedule 13G, filed with the Securities and Exchange Commission on November 20, 2025 (the "Exit 13G").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof.

As previously disclosed, the Reporting Persons review their investment in the Issuer on a continuing basis. In this regard, the board of AHSA has instructed its advisers to prepare for a potential sale of the Issuer by AHSA and its affiliates, whereby AIS would sell some or all of the equity interests in the Issuer (the "Potential Transaction") to a third-party buyer, and which may include a scenario in which AIS acquires the ordinary shares of the Issuer not currently held by AIS in order to effect a sale of all of the equity interests in the Issuer to a third-party buyer. Approval by the board of AHSA will be required on any further steps in connection with the Potential Transaction, including the terms, timing, counterparty and ultimate consummation and will be dependent upon the Reporting Persons' review of numerous factors, including: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's ordinary shares; general market, industry and economic conditions; the relative attractiveness of a specific plan or transaction as compared to alternative business and investment opportunities; and other future developments with respect to the Issuer and the market generally. AHSA has not set a deadline or definitive timeline for the completion of the Potential Transaction, and there can be no assurance that the sale process will result in any transaction or particular outcome.

In connection with any of the foregoing actions, Evercore International Partners LLP has been appointed as financial adviser to AHSA and Kirkland & Ellis International LLP as lead legal adviser to AHSA, and the Reporting Persons may retain further advisers, engage in discussions or, subject to the Shareholders Agreement (described in Item 6 of the Schedule 13D) between AGSA and the Issuer, share confidential information of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b) and (c) hereof:

The information set forth on lines 11 and 13 of the cover pages hereto is incorporated by reference into this Item 5(a).

The percent of class is calculated based on 597,713,173 ordinary shares of the Issuer outstanding as of July 31, 2026, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on lines 7 through 10 of the cover pages and Item 5(a) hereto is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated November 19, 2025, by and between Ardagh Group S.A. and Ardagh Holdings S.A. (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on November 20, 2025).

## Signatures
- Ardagh Holdings S.A.: /s/ Mark Porto, Mark Porto / Director (08/13/2026)
- Ardagh Holdings S.A.: /s/ Herman Troskie, Herman Troskie / Director (08/13/2026)
- Ardagh Group S.A.: /s/ Mark Porto, Mark Porto / Director (08/13/2026)
- Ardagh Group S.A.: /s/ Herman Troskie, Herman Troskie / Director (08/13/2026)